[Medwave, Inc. Letterhead]

March 18, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0306
Washington, D.C. 20549

Re:	Medwave, Inc.
Form 10-K for the year ended September 30, 2004
Filed January 12, 2005
File No. 000-28010

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Medwave, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 (the “Form 10-K”), as set forth in a letter dated March 9, 2005 to Timothy J. O’Malley (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-K for the year ended September 30, 2004

Item 7A. Quantitative and Qualitative Disclosures About Market Risks — Page 33

Comment No. 1

We noted that approximately 20%, 42% and 33% of the company’s sales in fiscal years ended September 30, 2004, April 30, 2003 and April 30, 2002 were to customers outside the United States. In addition, we noted that you maintain supplier agreements with international companies. Please tell us why you do not believe the company is subject to any market risks given your business with international customers.

Securities and Exchange Commission
March 18, 2005

Response to Comment No. 1

All of the Company’s international sales are transacted in U.S. dollars. The substantial majority of the Company’s international sales are pursuant to an agreement with Nihon Kohden of Japan to develop a specific use for our product and to integrate our product into Nihon Kohden’s larger products. The Nihon Kohden contract has a minimum purchase requirement and all purchases are in U.S. dollars. As a result of the minimum purchase requirement and the lack of sales in foreign currencies, the Company is not exposed to foreign currency exchange risks and fluctuations in foreign currencies.

If in the future the Company enters into contracts or sales with international customers that expose the Company to the currency exchange risks or fluctuations in foreign currencies, the Company will address such risk at that time.

Note 3. Summary of Significant Accounting Policies

Product Warranty Costs — Page 42

Comment No. 2

We noted that the company provides warranties to customers, which require the company to repair or replace defective products. Please revise future filings to provide the disclosures required by paragraph 14 of FIN 45. Alternatively, tell us why you believe such disclosures are not required.

Response to Comment No. 2

In future filings the Company will include the disclosures required by paragraph 14 of Fin 45.

Form 10-Q for the period ended December 31, 2004

General

Comment No. 3

Please revise future filings to include and prominently disclose the information required by paragraphs 46 — 48 of SPAS 123 in the footnotes to the financial statements are required by paragraphs 2(e) and A23 of SFAS 148. We noted that this information is currently included in Management’s Discussion and Analysis.

Securities and Exchange Commission
March 18, 2005

Response to Comment No. 3

In future filings the Company will include the information required by paragraphs 46 — 48 of SPAS in the footnotes to the financial statements as required by paragraphs 2(e) and A23 of SFAS 148.

Item 4. Controls and Procedures — Page 13

Comment No. 4

We note your disclosure that management has concluded that your disclosure controls and procedures are effective “in ensuring that material information relating to the Company is made known to the certifying officer by others within the Company during the period covered by this report.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise in future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response to Comment No. 4

In future filings the Company will eliminate the language “in ensuring that material information relating to the Company is made known to the certifying officer by others within the Company during the period covered by this report” appearing after the word “effective” as it appears in Item 4, Controls and Procedures.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (978) 762-8999.

Respectfully submitted,

Timothy J. O’Malley